                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2004

                       ASHANTI GOLDFIELDS COMPANY LIMITED

                 (Translation of Registrant's Name Into English)

                        Gold House, Patrice Lumumba Road
                           Roman Ridge, P.O. Box 2665
                                  Accra, Ghana

                    (Address of Principal Executive Offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F [X] Form 40-F [ ]

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes [ ] No [X]

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

                       ASHANTI GOLDFIELDS COMPANY LIMITED

                                  PRESS RELEASE

FOR IMMEDIATE RELEASE                                            4 FEBRUARY 2004

                               PRELIMINARY RESULTS
                       FOR THE YEAR ENDED 31 DECEMBER 2003
                                   HIGHLIGHTS

- Annual earnings before and after exceptional items were US$54.8 million (2002: US$79.7 million) and US$49.2 million (2002: US$56.2 million) respectively

-     Group meets its annual production target of 1.6 million ounces

-     Geita and Iduapriem mines each achieves record production

- Total cash operating costs per ounce increase by 11.5% from US$199 to US$222

-     Safety record improved further to 0.30 injuries per 200,000 hours worked

- Exploration at Obuasi, Geita and Siguiri continues to yield encouraging results

-     Proposed merger with AngloGold expected to complete in April 2004

                                                             2003           2002
FINANCIAL (US$)
Total turnover                                               564.9M         552.2m
Earnings before exceptional items                             54.8M         79.7m*
Earnings after exceptional items                              49.2M          56.2m
Earnings per share before exceptional items                    0.43           0.67*
Earnings per share after exceptional items                     0.38           0.47

GOLD PRODUCTION (ounces)
Obuasi                                                      513,163        537,219
Bibiani                                                     212,716        242,432
Iduapriem/Teberebie                                         243,533        185,199
Siguiri                                                     252,795        269,292
Freda-Rebecca                                                51,091         98,255
Geita (group share)                                         330,523        289,522
TOTAL                                                     1,603,821      1,621,919

TOTAL PRODUCTION COSTS BEFORE EXCEPTIONAL ITEMS
(US$ per ounce)
Cash operating costs                                            222            199
Royalties                                                        11              9
Depreciation and amortisation                                    49             54
TOTAL                                                           282            262

ORE RESERVES AND MINERAL RESOURCES (million ounces)*
Proved and Probable Ore Reserves                               25.7           27.8
Measured, Indicated and Inferred Mineral Resources             64.2           54.0

* Earnings before exceptional items in 2002 excludes refinancing and restructuring costs of US$23.5 million

** Represents 100% of the mines' Ore Reserves and Mineral Resources

CHIEF EXECUTIVE'S REVIEW

OVERVIEW

At the start of 2003 we announced that Ashanti would be facing a challenging year at its operations regarding production and cash operating costs. We targeted production at approximately 1.6 million ounces and estimated that cash operating costs were expected to increase by approximately 10%. Ashanti achieved the 1.6 million ounces production target but the increase in cash operating costs of 11.5% was higher than our expectations.

SAFETY, HEALTH AND ENVIRONMENT

In 2002 we reported a strong safety performance with Lost Time Injury Frequency Rate (LTIFR) of 0.37 injuries per 200,000 hours worked (2001: 0.58 injuries per 200,000 hours worked). Given the high emphasis that Ashanti places on the safety and health of its employees, I am pleased to announce that we have further improved upon our 2002 performance and achieved a LTIFR of 0.30 injuries per 200,000 hours worked in 2003.

OPERATIONS

With the resolution of the plant expansion difficulties at Iduapriem and the progress achieved at the Nyankanga pit cut back at Geita, Ashanti increased its production during the second half of the year. Total production of 1.604 million ounces was marginally lower than the 1.622 million ounces produced in 2002. Both Iduapriem and Geita mines achieved record annual production of 243,533 ounces (2002: 185,199 ounces) and 661,045 ounces (2002: 579,043 ounces) respectively.
The Obuasi and Siguiri mines on the other hand performed below expectations due to lower grades and metallurgical recovery. Operating difficulties continued to impact on Freda-Rebecca's production.

Total cash operating costs for 2003 at US$222 per ounce were 11.5% higher than the US$199 per ounce recorded in 2002 due to rising fuel prices, increases in power costs and wages, rising costs of reagents and the appreciation in currencies of countries from which we source our major imports.

FINANCIAL PERFORMANCE

The above operating results together in the lower release of deferred hedging income reduced Ashanti's earnings before exceptional items to US$54.8 million (2002: US$79.7 million). Earnings per share before and after exceptional items for the year were US$0.43 (2002: US$0.67) and US$0.38 (2002: US$0.47)
respectively. Earnings after net exceptional charges of US$5.6 million were US$49.2 million (2002: 56.2 million).

During the year, the Ashanti hedge porfolio was restructured further and the Group's net debt level as at 31 December 2003 was reduced to US$169.5 million (2002: US$215.6 million) following the repayment of shareholder loan of US$30.0 million from the Geita mine and the Group's debt repayments.

In view of the delay in effecting the rights issue due to the proposed merger and the increased capital expenditure of the Siguiri Carbon-in-Pulp (CIP) project, Ashanti has entered into additional financing arrangements with AngloGold, details of which are included in the financial review.

EXPLORATION

On the exploration front, Ashanti continued to achieve further encouraging results from our focused mine site exploration.

At Obuasi, we have opened up a number of drilling sites at the 50 level in order to gain access for further deep drilling. During the year, we continued to obtain high grade intercepts along the Obuasi trend.

At Geita, our objective of increasing the resource base was successful with the mine's total Mineral Resources increasing by 2.3 million ounces to 18.6 million ounces (50% attributable to Ashanti).

At Siguiri, we are encouraged by the delineation of new saprolite resources which will be processed more efficiently through the new CIP plant, when completed.

THE PROPOSED MERGER

On 16 May 2003, AngloGold and Ashanti confirmed that they were in discussions regarding a proposed merger of the two companies. On 4 August 2003 the companies announced that terms had been agreed for a recommended merger at an exchange ratio of 0.26 AngloGold shares for every Ashanti share, and that they had entered into a transaction agreement. On the same date, AngloGold entered into the Lonmin Support Deed, pursuant to which Lonmin agreed, amongst other things, to vote its Ashanti shares in favour of the merger.

Following the announcement of these agreements, Ashanti received a merger proposal from Randgold Resources Limited ("Randgold"). After further discussions with AngloGold and detailed, careful consideration of the Randgold proposal, and following an increase by AngloGold in the offer consideration to 0.29 AngloGold shares for every Ashanti share, the Ashanti Board announced on 14 October 2003 that it was recommending an improved final merger offer from AngloGold. Following receipt of a revised proposal from Randgold on 24 October 2003, the Board announced on 27 October 2003 that it had unanimously resolved to continue to recommend AngloGold's improved final merger offer. The merger is to be effected by means of a Ghanaian Scheme of Arrangement under section 231 of the Companies Code, which requires the approval of Ashanti shareholders and confirmation of the High Court of Ghana.

On 28 October 2003, the Government announced its support for the merger and the principal terms of a stability undertaking which the Government intended to enter into with AngloGold. On 12 December 2003, AngloGold and the

Government entered into the Government Support Deed, pursuant to which the Government agreed, among other things, to vote its Ashanti shares in favour of the merger. The Stability Agreement requires the approval of the Parliament of Ghana and is currently being considered by the Members of Parliament.

On 12 January 2004, the US Securities and Exchange Commission confirmed the availability of an exemption pursuant to section 3 (a) (10) of the US Securities Act 1933 (as amended) from the registration requirements under that Act. The EU Commission granted its clearance to the merger on 29 January 2004. AngloGold has also obtained the South African Reserve Bank approval. Certain other regulatory consents are in the process of being obtained.

In the absence of any unforeseen delays, it is expected that the merger will be completed in April 2004.

COMMUNITY RELATIONS

Ashanti's commitment to the development of communities in and around the sites of our operations is well known and recognised. Benefits include the provision of employment, infrastructure, health care, education and micro-finance. In addition agriculture, sports and recreation are actively promoted in the communities. Our proposed merger partner, AngloGold, shares the same commitment in this area and has an excellent track record in community relations. Once the merger goes ahead, the enlarged entity will continue to take these initiatives to even higher levels.

EMPLOYEES

The proposed merger with Anglogold is a reflection of the potential of our dedicated and hard-working employees. I deem it a privilege to have worked with our employees to record the list of achievements and assure them that the proposed merger will present them with even more interesting opportunities to employ the considerable experience and the skills we have developed over the years, to make for an even better future.

OUTLOOK FOR 2004

The Group expects to achieve in 2004 production broadly in line with the performance recorded in 2003 and cash operating costs in line with inflation.

CONCLUSION

I have presented this year's report with positive memories of our company's history from its inception as a single mine company in 1897 to its present stage of being on the threshold of becoming an integral part of a larger entity, which will be one of the world's largest gold mining companies.

This could not have been achieved without the unflinching support of all our stakeholders. Indeed you stood by us through happy, exciting and challenging times. On behalf of the entire Ashanti team, I take this opportunity, to express our deep sense of gratitude and reassure you all that the objectives which attracted you to Ashanti will be pursued further in the next phase of Ashanti's life.

S E JONAH

CHIEF EXECUTIVE & GROUP MANAGING DIRECTOR

OPERATIONS REVIEW

OVERVIEW

The Group produced 1.604 million ounces (2002: 1.622 million ounces) to meet its annual gold production target, despite the operational challenges it faced at several mines during 2003. Geita and Iduapriem achieved record levels of production following commissioning of the plant capacity upgrade projects at both mines. At the end of the year, construction of the flash flotation/concentrate regrind project to improve metallurgical recovery from the more refractory ore types at Bibiani was also completed. The project is expected to be commissioned in the first quarter of 2004. At Siguiri, the construction of the CIP project progressed with commissioning currently scheduled for the fourth quarter of 2004/first quarter of 2005.

The principal operational challenges were the leaching kinetics at Siguiri, underground grade control and equipment availability problems at Obuasi, the difficulties tying in the Carbon-in-Leach (CIL) plant expansion at Iduapriem and the increasingly difficult operating environment at the Freda-Rebecca mine. The Group's Proved and Probable Ore Reserves at our mines decreased, after production depletion, from 27.8 million ounces in 2002 to 25.7 million ounces in 2003.

OBUASI

Obuasi produced a total of 513,163 ounces (2002: 537,219 ounces). Production came from the Sulphide Treatment Plant (STP) for underground ore, the tailings re-treatment plant and the Oxide Treatment Plant (OTP) which processed open pit ore from a number of small low grade deposits and transition ores previously mined and stock piled. Cash operating costs of US$217 per ounce compared with US$198 per ounce in 2002. The higher cost resulted from the spread of the fixed costs over a lower number of ounces produced, higher tonnage of material processed at lower grade and increases in fuel, power and labour charges.

UNDERGROUND MINING

Underground mining operations produced 2,334,000 tonnes, 6% lower than the 2,423,000 tonnes hoisted in 2002. The grade for the year at 7.04 g/t was 6% lower than the 7.48 g/t achieved in 2002 as a result of production from lower grade bulk mining blocks and grade control difficulties. The reduction in tonnage produced was due to low availability experienced on the loaders and electro-hydraulic drill rigs in the second half of the year.

Underground projects in 2003 focused on development and civils work on the skip loading and discharge excavations, installation of the equipping stage and equipping of the head gear section of the Brown Sub-Vertical Shaft (BSVS).

SURFACE MINING

Surface mining operations continued with the development and extraction of the Kunka and Adubrem deposits and completion of the Homase open pit, followed by the commencement of backfilling and land rehabilitation operations.

PROCESSING

A total of 5,218,000 tonnes were processed compared with 4,627,000 tonnes in 2002. The increase resulted from greater use of the OTP which was used to batch process ores from the Homase, Kunka and Adubrem pits as well as transitional material from the previous open pit operations which was stockpiled at the Alata dump and greater throughput at the TTP.

At STP, a total of 2,330,000 tonnes of ore at a grade of 7.00 g/t and a metallurgical recovery of 83.4% was processed as compared to 2,352,000 tonnes at a grade of 7.35 g/t and a metallurgical recovery of 84.8% in 2002. Gold production in 2003 was 437,085 ounces compared with 471,359 ounces in 2002, the reduction being due to the lower feed grade and tonnage. Plant throughput in the first half of the year was impacted by high maintenance downtime on the SAG mill due to a worn out pinion and gearbox. In the second half, the low underground ore supply was the constraining factor.

OTP was operated on a batch basis throughout the year and processed a total of 903,000 tonnes of ore grading 1.87 g/t to produce 32,295 ounces (2002: 435,000 tonnes at 2.06 g/t to produce 23,390 ounces). As a result of the refractory nature of the transitional material processed at OTP, metallurgical recovery reduced to 59.5% from the 81.2% achieved in 2002.

Throughput at the TTP was 1,985,000 tonnes at 2.20 g/t as compared to 1,840,000 tonnes at 2.29 g/t in 2002. Recovery at 31.2% was the same as that achieved in 2002. As a result of the increased throughput, production in 2003 increased to 43,783 ounces from the 42,275 ounces achieved in 2002.

EXPLORATION

Above 50 level, the 2003 exploration effort was largely directed at infill and perimeter definition drilling of the mature exploration blocks at George Cappendell Shaft (GCS), Sansu and BSVS areas. Better intersections from these areas included 16.2 g/t over 4.1 metres, 15.1 g/t over 5.2 metres and 20.6 g/t over 22.9 metres at GCS; 15.9 g/t over 6.0 metres, 11.9 g/t over 4.0 metres and 33.9g/t over 15.3metres, whilst 11.5g/t over 8.2 metres, 11.2 g/t over 27.3 metres and 7.5g/t over 15.4 metres were obtained from the 41level BSVS area. In 2004, priority will be given to extending the main levels above 50 level southwards to provide new drill sites to test extensions of the known mineralised corridors. In the north of the mine, exploratory drilling on the Ashanti Spur intersected 98 g/t over 4.7 metres and 20 g/t over 3.1 metres around the 10 level horizon.

The deep level exploration development effort was directed at the establishment of new sites to the north of the presently drilled areas to allow diamond drilling to test the extension of high grade ore shoots in the Kwesi Mensah

Shaft (KMS) and Adansi sections of the mine and to target the northward extension of the mineralisation delineated from the 50S 131 south crosscut. Good progress was made on 50 level with a new by-pass tunnel developed between the KMS and Adansi shafts. This tunnel will eventually provide the access further north to the 50N 87E & W crosscuts for drilling to probe the various oreshoots between Adansi and Outen. The 50N19E crosscut and drill chamber were developed and drilling commenced whilst the 50N 39W crosscut was developed and excavation of the drill chamber is in progress. Accesses will be established at 50S 116E, 104E, 102E & W, 86E and 87W crosscuts respectively as a priority. Better results from drill intersections from the 50 level deeps project area included 41.9 g/t over 3.1 metres, 26.9 g/t over 6.6 metres, 30.1 g/t over 11 metres, 32.4 g/t over 5.8 metres and 16.1 g/t over 3 metres.

Preparations are being made to commence deeper drilling in 2004 from the 50S 42 crosscut, initially targeting mineralisation down to a depth of 2,500 metres and ultimately to 3,000 metres.

OBUASI DEEPS

In 2003, a decision was made to commit a higher level of funding and to accelerate the development and exploration activities required to expand and improve the confidence level in the Mineral Resources that will be included in the feasibility study for the Obuasi Deeps project. Engineering studies on ventilation requirements, alternative mining methods and the infrastructure options for the project were progressed and schedules and capital and operating cost estimates updated to reflect more detailed levels of engineering.

IDUAPRIEM (80% EQUITY)/TEBEREBIE (90% EQUITY)

Gold production by Iduapriem/Teberebie for 2003 was 243,533 ounces compared to the 185,199 ounces recorded in 2002. The higher gold production was due to the increased mill throughput resulting from the upgrade of the processing plant. Cash operating costs increased to US$240 per ounce from US$232 per ounce in 2002, due to high ROM rehandle costs and increases in labour, power, fuel and reagents.

At 4,335,000 tonnes, the ore mined in 2003 was slightly lower than the 4,393,000 tonnes produced in the previous year, whilst the mined grade at 1.75 g/t was higher than the 1.66 g/t achieved in 2002. Waste mined was 16,872,000 tonnes, compared to 15,019,000 tonnes in 2002.

Gold production from the CIL plant increased to 219,695 ounces from 147,726 ounces produced in 2002 due to the higher throughput, grade and metallurgical recovery. Recovery was affected in the first half of the year by circuit instability during the prolonged commissioning difficulties. However, by the end of the third quarter, the plant had been optimised for its new configuration and was operating in a stable condition at a capacity of 4.0 million tonnes per annum.

Mill throughput, feed grade and metallurgical recovery in 2003 were 3,754,000 tonnes, 2.00 g/t and 91.0% respectively as compared to the 2,625,000 tonnes,
1.96 g/t and 89.3% achieved in the previous year.

Heap leach production for the year was 23,838 ounces compared to 37,473 ounces in 2002. A total of 1,431,000 tonnes at 1.38 g/t were processed at the Teberebie heap leach plant compared to 1,127,000 tonnes at 1.13 g/t in 2002. Despite the increase in stacked gold from 40,943 ounces in 2002 to 63,489 ounces in 2003, heap leach production decreased reflecting the lower metallurgical recovery, 37.5% in 2003 versus 91.3% in 2002, achieved from the harder, less porous ores being mined and stacked on the leach pads.

BIBIANI

Bibiani produced 212,716 ounces at a cash operating cost of US$216 per ounce during 2003 as compared to the 242,432 ounces at US$180 per ounce the previous year. The anticipated lower grade and the higher tonnage of refractory type ore arising from the pit explain the lower gold production which contributed to the higher cash operating cost per ounce produced.

Ore mined during the year amounted to 3,108,000 tonnes at a grade of 3.09 g/t compared to 2,608,000 tonnes at 3.53 g/t the previous year. In November 2003 a major slip occurred on the west wall immediately to the north of where the previous slip in October 2002 occurred. Consequently, mining operations in the main pit was suspended while an optimal method for the recovery of ore remaining in the pit was undertaken. Work commenced on development of the Russell, Walsh and Strauss satellite pits which are to be mined during 2004 using internal resources.

Milled throughput for the year was 2,591,000 tonnes at a feed grade of 3.29 g/t compared to 2,566,000 tonnes at 3.72 g/t achieved in 2002. The lower than plan throughput was due to maintenance problems on the ROM/crushing section of the plant and intermittent power outages during the rainy season. Due to the mining and processing of more refractory type ore throughout the year, metallurgical recovery decreased to 77.6% from the 79.0% achieved in 2002.

The underground trackless decline was advanced by a distance of approximately 1,200 metres from the portal to just below the base of the main pit. The ramp intersected 6.0metres at 7.5 g/t and two recent surface exploration holes drilled to the south of the ramp returned 12.5 g/t over 4.3 metres and 10.5 g/t over 4.0 metres. The old 5 level workings are being rehabilitated to allow for geological mapping and sampling of the mineralised zones to commence in the first quarter of 2004.

Mining operations continued at Mpasetia throughout the year and is expected to extend into 2004 following the discovery of additional resources and revaluation of the deposit using a higher gold price.

SIGUIRI - GUINEA (85% EQUITY)

In 2003, Siguiri produced a total of 252,795 ounces at a cash operating cost of US$279 per ounce compared with the 269,292 ounces at US$230 per ounce achieved in 2002. Production and costs were impacted by lower than expected metallurgical recovery rates from the ore stacked during the year, higher mined and processed tonnages as well as increases in power, fuel, labour and reagent costs.

A total of 9,608,000 tonnes of ore and 8,154,000 tonnes of waste were mined compared with the 9,464,000 tonnes and 8,404,000 tonnes respectively in 2002, whilst the mined grade decreased from 1.19 g/t to 1.15 g/t. The heap leach plant processed a total of 9,754,000 tonnes at 1.12 g/t compared with 9,462,000 tonnes at 1.16 g/t in the previous year.

Metallurgical recovery for the year decreased to 72.0% from the 76.3% realised in 2002 as a result of solution dilution from late rains and slow solution recovery rates following the recommencement of third layer stacking in the fourth quarter.

During 2003, the construction work on the CIP project was temporarily suspended following irreconcilable differences with the contractor. In the third quarter, the feasibility study was revised and a new contractor engaged. The project recommenced in the 4th quarter of 2003 at a revised capital cost currently estimated to be in the region of US$75 - US$80 million, with the commissioning expected to be in the fourth quarter of 2004/first quarter of 2005.

Following a geological mapping review, exploration drilling was targeted at a new shear corridor striking approximately North-South through the Kosise and Soloni pits. Drill results along the zone linking the pits have demonstrated the continuity of mineralisation along the strike and resulted in an increase in Mineral Resources in this area. Further drilling is programmed to test the extensions of this corridor to the north and south in 2004.

FREDA-REBECCA - ZIMBABWE

Full year production in 2003 was 51,091 ounces at a cash operating cost of US$268 per ounce compared to the 98,255 ounces at US$214 per ounce achieved in 2002. The decline in production was due to a low availability of drill rigs and drilled reserves occasioned by a challenging environment. The higher cash operating costs reflect the lower gold production from the operation.

Underground ore production of 630,000 tonnes at a grade of 2.39 g/t in 2003 was 42% lower than the 1,077,000 tonnes at 2.99 g/t achieved in 2002. The decrease in grade was expected following the depletion of the higher-grade reserves in blocks 7A and 10 in 2002. Production was impacted by poor equipment availability and difficulties in obtaining foreign exchange to import spares and essential equipment.

A total of 1,197,000 tonnes at 1.75 g/t was processed in 2003 compared with 1,155,000 tonnes at 2.92 g/t in 2002. Plant recovery in 2003 was 75.9% compared to 82.2% in the previous year as a result of the lower feed grades and inability to maintain stable circuit conditions in the processing plant because of the irregular supply of ore and fluctuation in feed grade. In order to maximise gold production, the ore supply from the underground and open pit operations was supplemented with material from the low grade stockpile.

In September, the mine was re-engineered around a plan to rehabilitate the mining fleet and re-build the developed and drilled ore reserves to adequate levels to support a stand alone 80,000 tonnes per month underground operation producing around 60,000 ounces per annum. Orders for the spares and equipment were put in place and the rehabilitation process got underway in December 2004. It is expected that the mine should achieve its target rate of 80,000 tonnes of ore per month at the end of the second quarter of 2004. In parallel with the rehabilitation, exploratory drilling is being undertaken on the adjacent satellite deposits at Promoter, Phoenix Prince and PEN-Kimberly prospects.

GEITA (50% JOINT VENTURE) - TANZANIA

Geita mine produced a record 661,045 ounces (50% Ashanti) at a cash operating cost of US$170 per ounce in 2003, compared to 579,043 ounces at US$163 per ounce in 2002. The upgrade to the crushing and leach tank sections of the processing plant was successfully commissioned in the first quarter of 2003 and the capacity of the plant was increased from 4,000,000 tonnes per annum to 5,600,000 tonnes per annum.

In the first three quarters of the year good progress was made on the waste stripping backlog which resulted from the redesign and deepening of the Nyankanga pit in 2002. This allowed access to larger tonnages of higher-grade ore in August 2003. Gold production in the fourth quarter increased to a record 233,714 ounces at a cash operating cost of US$126 per ounce compared with the 122,742 ounces at US$202 per ounce achieved in the same period the previous year.

In 2003, a total of 5,685,000 tonnes of ore grading 3.22 g/t were mined at a strip ratio of 9.5:1. This compares to 5,399,000 million tonnes at 3.52 g/t at a strip ratio of 7.4:1 achieved in 2002. Waste mined for the year was 54,232,000 tonnes, a 37% increase on the 39,729,00 tonnes excavated in 2002.

During the year, a total of 5,704,000 tonnes were processed at a grade of 3.90 g/t and a metallurgical recovery of 92.4% compared to the 4,979,000 tonnes at
3.92 g/t and a recovery of 92.3% processed in 2002.

EXPLORATION

Ashanti's exploration effort continued to focus on and around its existing mining operations.

In summary at year end 2003, the Proved and Probable Ore Reserves of Ashanti's operations (including 100% Geita) were 25.7 million ounces contained in 247.7 million tonnes of ore grading at an average of 3.23 g/t. Ashanti's equity position in these reserves amounts to 20.7 million ounces (2002: 22.0 million ounces).

The Measured and Indicated Mineral Resources of Ashanti's operations at year end 2003 were 45.7 million ounces contained in 428.2 million tonnes of material grading at an average of 3.32 g/t. Ashanti's equity position in these Mineral Resources amounts to 37.2 million ounces (2002: 37.8 million ounces).

The Inferred Mineral Resources of Ashanti's reputation at year end 2003 were
18.5 million ounces contained in 119.9 million tonnes of ore grading 4.80 g/t. Ashanti's equity position on these Inferred Mineral Resources amounts to 16.3 million ounces (2002: 7.7 million ounces).

The most significant changes in the Group's Ore Reserves and Mineral Resources, which are summarised on pages 10 and 11, relative to the position as of 31 December 2002 are:

- The decrease in Obuasi underground Ore Reserves is due to higher mining depletion than additions.

- The decrease in Geita's Ore Reserves after allowing for mining depletion and additions due largely to the redesign of the Nyankanga pit to take account of the limitations involved in the river diversion.

-     The disposal of the Youga property.

- The Inferred Mineral Resource increased significantly due to the increases associated with the inclusion of the Inferred Mineral Resources underground at Obuasi between the 50 level and 78 level horizons as well as increased at Geita and Siguiri due to positive exploration results.

The Ore Reserves were calculated on the basis of a gold price of US$350 per ounce. Ashanti is reporting Inferred Mineral Resources in its annual statement for the first time to be in line with the reporting practice adopted by other major gold producers.

EAST AFRICA

TANZANIA - At Geita, the exploration objective during 2003 was to increase Mineral Resources by delineating the strike and depth extent of the known deposits, especially along the Nyankanga-Lone Cone-Geita Hill mineralised trend. This was achieved with total Mineral Resources including Inferred increasing by 14% to 18.6 million ounces. The 5.3 kilometre long mineralised trend from Nyankanga to Geita Hill now has a total Mineral Resource of 13.4 million ounces. Over 57,000 metres of drilling was undertaken during the year, targeting mainly the western strike extent of Nyankanga and the strike and depth extent of Geita Hill.

During the fourth quarter, drilling at Geita Hill intersected broader and higher grade mineralisation at depth. Better drilling results included:

GHDD0142 - 36 metres @ 3.6g/t from 141metres and 12metres @ 5.1 g/t from198 metres GHDD0181 - 44 metres @ 3.6 g/t from 139 metres incl. 18 metres @ 6.7 g/t from 142 metres GHDD0135 - 10 metres @ 18.64 g/t from 188.5 metres and 5.5 metres @ 6.46 g/t from 200.5 metres GHDD0138 - 14 metres @ 7.45g/t from 221 metres and 5.5 metres @ 23.1g/t from 254 metres.

Results from this deeper drilling indicate that the mineralisation consists of a series of higher grade, plunging shoots that should have the effect of deepening the current pits as well as opening up the potential for future underground mining at Geita Hill.

At 31 December 2003, Measured, Indicated and Inferred Resources at Geita totalled 167.4 million tonnes grading 3.5g/t Au, equivalent to 18.6 million ounces. The main exploration objective for 2004 is to convert this large resource base into reserves.

Elsewhere in Tanzania, Ashanti continued its regional assessment of the Lake Victoria Goldfields. During the year, Ashanti finalised a royalty option agreement with Tan Range on nine prospecting licences covering 1,095 square kilometres southwest of the Ushirombo belt in the Lake Victoria Goldfields of Tanzania. Exploration will commence once permitting has been completed.

WEST AFRICA

GUINEA - Resource definition drilling was completed on the new Sorofe and Kalamagna deposits that resulted in Measured and Indicated Mineral Resources of 300,000 ounces being delineated on these two deposits. During the fourth quarter, a new area of bedrock mineralisation was discovered at Kosise North, associated with structures linking the Kosise and Soloni pits. By year end, total Mineral Resources including Inferred of 370,000 ounces had been outlined. Drilling is continuing to fully delineate this new deposit.

At year-end, Measured, Indicated and Inferred Mineral Resources at Siguiri totalled 113.7 million tonnes grading 1.16 g/t, equivalent to 4.3 million ounces.

GHANA - Exploration continued on the Subriso concession, 50 kilometres north of Bibiani where shallow gold mineralisation over a strike length of 700 metres had been intersected on the Pokukrom prospect. Additional deeper follow-up drilling will be undertaken in 2004.

MALI - Exploration continued during the year on a number of exploration properties in the prospective southeast part of the country. No significant mineralisation was located.

SIERRA LEONE - A number of properties were investigated during the second half of the year but none were worthy of further follow up.

COTE D'IVOIRE - The uncertain environment precluded exploration being undertaken during the year.

CENTRAL AFRICA

DEMOCRATIC REPUBLIC OF CONGO - The stationing of United Nations (MONUC) troops at Bunia in Ituri Province during the second half of the year was a positive step towards peace and stability in the area covered by Ashanti Kilo's Concession 40 in the Kilo-Moto gold mining district of northeastern D.R.Congo. Of the total reported historical gold production from the Kilo and Moto greenstone belts of 9.4 million ounces, 5.7 million ounces has come from the Kilo greenstone belt within Concession 40. At year end, personnel returned to the Mongbwalu mine site within Concession 40 with a view to commencing exploration activities. Office and accommodation buildings are being renovated prior to the initiation of exploration activities, currently scheduled for the second quarter of 2004.

SOUTH AFRICA - During the fourth quarter, Tameng Mining & Exploration (Pty) Limited in which Ashanti has a 40% equity interest, was awarded the prospecting licence to commence exploration activities for Platinum Group Metals (PGM) on the farm M'phatlele's Location 457KS in the northeastern limb of the Bushveld Igneous Complex. The sub-outcrop of the Merensky and UG2 Reefs which are the principal mineralised horizons for PGMs in the Bushveld Complex, have been mapped on M'phatlele's Location over a strike length of 8 kilometres.

SUMMARY OF PRODUCTION AND CASH OPERATING
COSTS PER OUNCE

                             OBUASI      IDUAPRIEM     BIBIANI      SIGUIRI
TWELVE MONTHS TO 31 DEC 2003

Production (ounces)          513,163      243,533      212,716      252,795
Cost per ounce (US$)             217          240          216          279


TWELVE MONTHS TO 31 DEC 2002

Production (ounces)          537,219      185,199      242,432      269,292
Cost per ounce (US$)             198          232          180          230


SUMMARY OF PRODUCTION AND CASH
OPERATING COSTS PER OUNCE

                                   FREDA-                    TOTAL/
                                  REBECCA      GEITA        AVERAGE
TWELVE MONTHS TO 31 DEC 2003

Production (ounces)               51,091      330,523      1,603,821
Cost per ounce (US$)                 268          170            222

TWELVE MONTHS TO 31 DEC 2002

Production (ounces)               98,255      289,522      1,621,919
Cost per ounce (US$)                 214          163            199

GOLD PRODUCTION SUMMARY 2003



                                                              12           12
                                                            MONTHS       Months
                                    4TH          4th          TO           to
                                  QUARTER      Quarter      31 DEC        31 Dec
                                   2003         2002         2003         2002
OBUASI

UNDERGROUND MINING
Ore production ('000 tonnes)          561          596        2,334        2,423
Ore grade (g/t)                      6.40         7.35         7.04         7.48

SURFACE MINING
Ore production ('000 tonnes)           31          176          476          368
Ore grade (g/t)                      1.43         2.69         2.31         2.71
Waste mined ('000 tonnes)             138        1,029        1,677        2,165
Strip ratio                           4.5          5.8          3.5          5.8

SULPHIDE TREATMENT PLANT
Ore processed ('000 tonnes)           548          594        2,330        2,352
Head grade (g/t)                     6.93         7.70         7.00         7.35
Recovery (%)                         83.0         84.9         83.4         84.8
Gold produced (ounces)            101,339      124,830      437,085      471,359

POMPORA TREATMENT PLANT
Ore processed ('000 tonnes)            --           --           --           --
Head grade (g/t)                       --           --           --           --
Recovery (%)                           --           --           --           --
Gold produced (ounces)                 --           --           --          195

OXIDE TREATMENT PLANT
Ore processed ('000 tonnes)           284          251          903          435
Head grade (g/t)                     1.64         2.11         1.87         2.06
Recovery (%)                         42.1         82.2         59.5         81.2
Gold produced (ounces)              6,300       13,991       32,295       23,390

TAILINGS TREATMENT PLANT
Ore processed ('000 tonnes)           512          514        1,985        1,840
Head grade (g/t)                     2.09         2.29         2.20         2.29
Recovery (%)                         30.8         31.7         31.2         31.2
Gold produced (ounces)             10,596       12,000       43,783       42,275

OBUASI TOTAL PROCESSED
Ore processed ('000 tonnes)         1,344        1,359        5,218        4,627
Head grade (g/t)                     3.97         4.62         4.28         4.84
Recovery (%)                         69.0         75.1         71.5         74.8
Total Gold produced (ounces)      118,234      150,821      513,163      537,219

DISTRIBUTION OF OBUASI

PRODUCTION (OUNCES)
Underground                       101,338      124,830      435,439      471,554
Surface                             6,300       13,991       33,941       23,390
Tailings                           10,596       12,000       43,783       42,275
Total                             118,234      150,821      513,163      537,219

IDUAPRIEM

MINING
Ore production ('000 tonnes)        1,133        1,054        4,335        4,393
Ore grade (g/t)                      1.69         1.76         1.75         1.66
Waste mined ('000 tonnes)           4,315        3,098       16,872       15,019
Strip ratio                           3.8          2.9          3.9          3.4

CIL PLANT
Ore production ('000 tonnes)        1,008          660        3,754        2,625
Head grade (g/t)                     2.10         1.98         2.00         1.96
Recovery (%)                         96.1         87.5         91.0         89.3
Gold produced (ounces)             65,381       36,781      219,695      147,726

HEAP LEACH
Ore stacked ('000 tonnes)             372          427        1,431        1,127
Head grade (g/t)                     1.40         1.18         1.38         1.13
Recovery (%)                         34.7         55.3         37.5         91.3
Gold produced (ounces)              5,802        8,962       23,838       37,473
IDUAPRIEM TOTAL (ounces)           71,183       45,743      243,533      185,199

                                                                    12             12
                                                                  MONTHS          Months
                                         4TH          4th           TO             to
                                       QUARTER      Quarter       31 DEC         31 Dec
                                        2003         2002          2003           2002
BIBIANI

MINING
Ore production ('000 tonnes)               586          735          3,108          2,608
Ore grade (g/t)                           3.26         3.40           3.09           3.53
Waste mined ('000 tonnes)                  859        2,334          5,482         11,054
Strip ratio                                1.5          3.2            1.8            4.2

CIL PLANT
Ore processed ('000 tonnes)                637          675          2,591          2,566
Head grade (g/t)                          3.16         3.64           3.29           3.72
Recovery (%)                              82.0         76.2           77.6           79.0
Gold produced (ounces)                  53,059       60,215        212,716        242,432

SIGUIRI

MINING
Ore production ('000 tonnes)             2,593        2,854          9,608          9,464
Ore grade (g/t)                           1.12         1.21           1.15           1.19
Waste mined ('000 tonnes)                2,738        2,325          8,154          8,404
Strip ratio                                1.1          0.8            0.8            0.9

HEAP LEACH
Ore stacked ('000 tonnes)                2,556        2,506          9,754          9,462
Head Grade (g/t)                          1.13         1.19           1.12           1.16
Recovery (%)                              62.7         62.7           72.0           76.3
Gold produced (ounces)                  58,217       60,133        252,795        269,292

FREDA-REBECCA

UNDERGROUND MINING
Ore production ('000 tonnes)               172          244            630          1,077
Ore grade (g/t)                           2.31         2.92           2.39           2.99

SURFACE MINING
Ore production ('000 tonnes)                23           --             75            110
Ore grade (g/t)                           3.20           --           2.33           2.26

PROCESSING
Ore processed ('000 tonnes)                222          311          1,197          1,155
Head grade (g/t)                          1.93         2.87           1.75           3.22
Recovery (%)                              80.8         80.8           85.9           82.2
Gold produced (ounces)                  11,133       23,190         51,091         98,255

GEITA JV (ASHANTI 50%)

MINING
Ore production ('000 tonnes)             1,629        1,093          5,685          5,399
Ore grade (g/t)                           4.53         3.20           3.22           3.52
Waste mined ('000 tonnes)               13,886       12,226         54,232         39,729
Strip Ratio                                8.5         11.2            9.5            7.4

CIL PLANT
Ore processed ('000 tonnes)              1,382        1,261          5,704          4,979
Head grade (g/t)                          5.62         3.36           3.90           3.92
Recovery (%)                              93.6         90.1           92.4           92.3
Gold Produced (ounces)                 233,714      122,742        661,045        579,043
Ashanti's share (ounces)               116,857       61,371        330,523        289,522

GROUP SUMMARY (OUNCES)
Managed gold production (ounces)       311,826      340,102      1,273,298      1,332,397
Geita JV 50% (ounces)                  116,857       61,371        330,523        289,522
Sub-total (ounces)                     428,683      401,473      1,603,821      1,621,919
Less minority interests (ounces)        19,410       15,881         74,449         68,174
GROUP ATTRIBUTABLE TOTAL (OUNCES)      409,273      385,592      1,529,372      1,553,745

ORE RESERVES AND MINERAL RESOURCES

MEASURED, INDICATED AND INFERRED MINERAL RESOURCES AS AT 31 DECEMBER 2003



                                MEASURED             INDICATED  SUB-TOTAL
                     TONNES      GRADE     TONNES      GRADE     TONNES
LOCATION            (MILLION)    (G/T)    (MILLION)    (G/T)   (MILLION)
OBUASI
Underground            20.6      11.20       35.4       9.70      56.0
Surface                14.3       3.04         --         --      14.3
Tailings               12.7       1.91        3.8       1.97      16.5

Sub-total              47.6       6.27       39.2       8.95      86.8

BIBIANI
Underground              --         --        2.2       5.43       2.2
Surface                 2.6       1.89        1.6       2.74       4.2
Tailings                4.4       1.07       15.4       0.58      19.8

Sub-total               7.0       1.36       19.2       1.32      26.2

OTHER LOCATIONS
Teberebie (90%)/
Iduapriem (80%)        55.7       1.67       30.2       1.65      85.9
Siguiri (85%)          31.6       1.10       54.6       1.11      86.2
Freda-Rebecca          12.0       2.53        3.6       2.44      15.6
Geita (50%)            40.9       3.13       86.6       3.80     127.5

Sub-total             140.2       2.04      175.0       2.56     315.2

TOTAL                 194.8       3.05      233.4       3.53     428.2

2002 Total            188.5       3.30      217.7       3.80     406.2


MEASURED, INDICATED AND INFERRED MINERAL RESOURCES AS AT 31 DECEMBER 2003


                     SUB-TOTAL           INFERRED
                      GRADE     OUNCES    TONNES      GRADE
LOCATION              (G/T)    (MILLION) (MILLION)    (G/T)
OBUASI
Underground           10.25       18.5      30.3      12.20
Surface                3.04        1.4        --         --
Tailings               1.92        1.0        --         --

Sub-total              7.48       20.9      30.3      12.20

BIBIANI
Underground            5.43        0.4       3.1       6.10
Surface                2.17        0.3        --         --
Tailings               0.69        0.4        --         --

Sub-total              1.33        1.1       3.1       6.10

OTHER LOCATIONS
Teberebie (90%)/
Iduapriem (80%)        1.66        4.6      19.1       1.48
Siguiri (85%)          1.11        3.1      27.5       1.33
Freda-Rebecca          2.51        1.3        --         --
Geita (50%)            3.59       14.7      39.9       3.03

Sub-total              2.34       23.7      86.5       2.15

TOTAL                  3.32       45.7     119.9       4.80

2002 Total             3.57       46.4      82.4       2.90

MEASURED, INDICATED AND INFERRED MINERAL RESOURCES AS AT 31 DECEMBER 2003



                                 TOTAL                 GOLD       EQUITY
                     OUNCES     TONNES      GRADE     OUNCES      OUNCES
LOCATION            (MILLION)  (MILLION)    (G/T)    (MILLION)  (MILLION)
OBUASI
Underground            11.9       86.3      10.96       30.4       30.4
Surface                  --       14.3       3.04        1.4        1.4
Tailings                 --       16.5       1.92        1.0        1.0

Sub-total              11.9      117.1       8.71       32.8       32.8

BIBIANI
Underground             0.6        5.3       5.82        1.0        1.0
Surface                  --        4.2       2.17        0.3        0.3
Tailings                 --       19.8       0.69        0.4        0.4

Sub-total               0.6       29.3       1.84        1.7        1.7

OTHER LOCATIONS
Teberebie (90%)/
Iduapriem (80%)         0.9      105.0       1.63        5.5        4.7
Siguiri (85%)           1.2      113.7       1.19        4.3        3.7
Freda-Rebecca            --       15.6       2.51        1.3        1.3
Geita (50%)             3.9      167.4       3.45       18.6        9.3

Sub-total               6.0      401.7       2.30       29.7       19.0

TOTAL                  18.5      548.1       3.64       64.2       53.5

2002 Total              7.7      488.6       3.44       54.0       43.5


PROVED AND PROBABLE ORE RESERVES AS AT 31 DECEMBER 2003


                                           PROVED       PROBABLE
                             TONNES         GRADE        TONNES       GRADE
LOCATION                    (MILLION)       (G/T)      (MILLION)      (G/T)
OBUASI
Underground                        4.2       7.50            33.5      8.40
Surface                            2.6       2.71              --        --
Tailings                          12.7       1.90             3.8      2.00
Sub Total                         19.5       3.22            37.3      7.75

BIBIANI
Underground                         --         --             1.2       4.6
Surface                            2.6       1.89             1.3       2.9
Tailings                           4.4       1.07             0.4       1.0
Sub Total                          7.0       1.36             2.9       3.4

OTHER LOCATIONS
Teberebie                         43.0       1.60            11.6      1.70
(90%)/Iduapriem (80%)
Siguiri (85%)                     12.4       1.22            39.3      1.15
Freda-Rebecca                      3.1       2.50             1.0      2.47
Geita (50%)                       28.4       3.30            42.2      4.17
Sub Total                         86.9       2.13            94.1      2.59
TOTAL                            113.4       2.27           134.3      4.01
2002 Total                       115.1       2.40           141.5      4.10

PROVED AND PROBABLE ORE RESERVES AS AT 31 DECEMBER 2003


                                      TOTAL     GOLD     EQUITY
                          TONNES      GRADE    OUNCES    OUNCES
LOCATION                 (MILLION)    (G/T)   (MILLION) (MILLION)
OBUASI
Underground                 37.7       8.30      10.1      10.1
Surface                      2.6       2.71       0.2       0.2
Tailings                    16.4       1.90       1.0       1.0
Sub Total                   56.8       6.19      11.3      11.3

BIBIANI
Underground                  1.2       4.57       0.2       0.2
Surface                      3.9       2.22       0.3       0.3
Tailings                     4.8       1.06       0.1       0.1
Sub Total                    9.9       1.94       0.6       0.6

OTHER LOCATIONS
Teberebie                   54.6       1.65       2.9       2.6
(90%)/Iduapriem (80%)
Siguiri (85%)               51.7       1.17       1.9       1.6
Freda-Rebecca                4.1       2.50       0.3       0.3
Geita (50%)                 70.6       3.82       8.7       4.3
Sub Total                  181.0       2.38      13.8       8.8
TOTAL                      247.7       3.23      25.7      20.7
2002 Total                 256.6       3.40      27.8      22.0


ORE RESERVES AND MINERAL RESOURCES

RECONCILIATION FOR THE YEAR ENDING 31 DECEMBER 2003


                              MEASURED, INDICATED AND
                             INFERRED MINERAL RESOURCES

                                   (OUNCES MILLION)

LOCATION                OPENING  ADDITIONS  DEPLETION  CLOSING
Obuasi                     24.0      10.9       2.1     32.8
Iduapriem                   5.3       0.5       0.3      5.5
(80%)/Teberebie (90%)
Bibiani                     1.7       0.3       0.3      1.7
Siguiri (85%)               4.0       0.7       0.4      4.3
Freda-Rebecca               1.5        --       0.2      1.3
Geita (50%)                16.3       3.0       0.7     18.6
Youga (45%)                 1.2        --       1.2       --
TOTAL                      54.0      15.4       5.2     64.2


RECONCILIATION FOR THE YEAR ENDING 31 DECEMBER 2003


                             PROVED AND PROBABLE
                                    ORE RESERVES

                                (OUNCES MILLION)

LOCATION                OPENING  ADDITIONS  DEPLETION  CLOSING
Obuasi                     11.9       0.4      1.0     11.3
Iduapriem                   2.7       0.5      0.3      2.9
(80%)/Teberebie (90%)
Bibiani                     0.8       0.1      0.3      0.6
Siguiri (85%)               2.1       0.2      0.4      1.9
Freda-Rebecca               0.4        --      0.1      0.3
Geita (50%)                 9.4        --      0.7      8.7
Youga (45%)                 0.5        --      0.5       --
TOTAL                      27.8       1.1      3.2     25.7


Notes on the Ore Reserves and Mineral Resources Statement

1. This Ore Reserve and Mineral Resource statement is classified according to the Australasian Code for the Reporting of Identified Mineral Resources and Ore Reserves issued by the Joint Committee for the Australasian Institute of Geoscientists and the Australian Mining Industry Council (JORC).

2. All Identified Mineral Resources are reported as in situ or contained resources utilising JORC guidelines and are inclusive of the stated Ore Reserve.

3. The Proved and Probable Ore Reserves contained within the Identified Mineral Resources has been estimated using guidelines of the JORC code and are reported as recoverable ore reserves to which appropriate factors have been applied to allow for mining loss and dilution.

4. For economic studies and the determination of cut-off grades, a gold price of US$350 per ounce was assumed.

5. At a gold price of US$325 per ounce, it is estimated that the ore reserves will decrease by approximately 5 per cent and at a gold price of US$375 per ounce, it is estimated that the ore reserves will increase by approximately 4 per cent.

6. The Ore Reserves and Mineral Resources reported represent 100 per cent of the Ore Reserves and Mineral Resources at the respective properties and no allowance has been made for minority interests. Ashanti's percentage interest is shown in brackets for properties where Ashanti has less than 100 per cent ownership.

7. Inferred Mineral Resources for 2003 are reported in the statement for the first time.

8. Inferred Mineral Resources for 2002 are reported for comparative purposes only.

9. The Youga property was sold during the year.

10. The competent persons who have overseen the estimation of the Ore Reserves and Identified Mineral Resources are listed as follows:


MINE             RESOURCES                RESERVES
Obuasi           J Amanor, MSc            J Chamberland, BSc
                 (Mineral Expl), BSc,     (Mining Engineering),
                 BSc (Hons) (Geology),    MAusIMM,
                 MAusIMM, FGhIG,          23 years experience
                 32 years experience

Iduapriem        K Osei, BSc (Geological  E Boakye,
                 Engineering),            PhD (Applied Science),
                 MAusIMM,                 BSc (Mining Eng.),
                 13 years experience      22 years experience

Bibiani          E Acheampong MSc         S Ndede, MSc, BSc
                 (Mineral Resources),     (Mining Eng.),
                 BSc (Geological Eng.),   MAusIMM,
                 MAusIMM, 13 years        15 years Experience
                 Experience               A. Amoah, MBA, Dip
                                          (Mining Eng.)
                                          MAusIMM,
                                          15 years experience

Siguiri          A Pardey, BSc            A Pardey, BSc
                 (Geology), MAusIMM,      (Geology), MAusIMM,
                 10 years experience      10 years experience

Freda-           S Hlabangana, BSc,       G. Chitumbura, BSc
Rebecca          BSc Hons(Geology)        (Mining Engineering)
                 MAusIMM,                 MAusIMM,
                 17 years experience      8 years experience

Geita            R Adofo, MSc             D Purdey, BEng
                 (Mineral Expl.),         (Mining), MAusIMM,
                 BSc (Geol. Eng.),        8 years experience
                 MAusIMM
                 10 years experience

11. Data may not compute exactly due to rounding.

FINANCIAL REVIEW

EARNINGS

Ashanti's 2003 earnings before exceptional items were US$24.9 million lower at US$54.8 million (2002: US$79.7 million). The reduction in earnings is primarily due to the following factors, partially mitigated by higher spot prices:

-     18,098 ounces reduction in production as compared to 2002

-     11.5% increase in annual cash operating cost per ounce

-     US$21.4 million reduction in the release of deferred hedging income.

Earnings after net exceptional charges of US$5.6 million were US$49.2 million (2002: US$56.2 million).

Earnings per share before and after exceptional items for the year were US$0.43 (2002: US$0.67) and US$0.38 (2002: US$0.47) respectively.

REVENUE

Higher spot prices enabled Ashanti to achieve total revenue of US$564.9 million (2002: US$552.2 million) despite the anticipated fall in the release of deferred hedging income and marginally lower production. The average gold price realised during the year was higher at US$352 per ounce (2002: US$340 per ounce).

Spot revenue amounted to US$586.8 million (2002: US$506.4 million). Hedging income was negative US$21.9 million (2002: positive US$45.8 million) due both to higher spot prices and a reduction in deferred hedging income released. Cash paid during 2003 on close-outs of maturing hedge contracts amounted to US$34.8 million (2002: cash received US$11.5 million) and US$12.9 million (2002: US$34.3 million) was released from previously closed-out hedging contracts (deferred hedging income).

As at 31 December 2003 the deferred hedging income balance stood at US$11.3 million, which will be credited to the profit and loss account during 2004.

HEDGING

During the year, high spot levels, gold volatility and low lease rate levels allowed Ashanti to effect the following restructurings:

- 660,000 ounces of bought call options with strike prices greater than US$430 per ounce were re-struck lower to 232,652 ounces of bought call options with strike prices of US$320 per ounce and US$330 per ounce;

- 401,000 ounces of sold call options were re-struck lower to match 682,300 ounces of bought put options, thereby converting the put and call options into forward sales. Value generated through this restructure was used to purchase a further 232,666 ounces of call options with a strike of US$330 per ounce;

- Notional lease rate exposure was reduced by 1.08 million ounces to 1.68 million ounces as at year end. Value generated from this restructure was used to purchase 176,063 ounces of put options with an average strike of US$358, with maturities ranging from 2004 to 2012.

As a result of these restructures and maturing contracts from the hedge book, as at 31 December 2003, Ashanti's hedge book had 4.4 million ounces of protection and 5.8 million ounces of commitments. Lease rate notional ounces stood at 1.68 million ounces with a maximum of 1.27 million ounces floating at any one time.

As at 31 December 2003, over the life of its hedge book, Ashanti had approximately 45% and 35% of its forecast production committed and protected respectively, (excluding production for Geita for the period 2004-2007 of the project financing). There were no significant changes to the Geita hedge book, apart from maturing contracts.

As at 31 December 2003, Ashanti's hedge book had a negative mark-to-market of US$532.1 million based on a spot price of US$417 per ounce (2002: US$150.0 million negative based on a spot price of US$345 per ounce). As at 31 December 2003, Ashanti's share of the Geita hedge book had a negative mark-to-market of US$77.4 million (2002: negative US$44.3 million). The increase in the negative mark-to-market for both Ashanti and Geita was due to the increase in the spot price. Neither Ashanti nor Geita hedge books are subject to margin calls.

The table below summarises the changes to the Ashanti hedge book during the year:

                             31 DECEMBER       31 DECEMBER      REDUCTION
                                    2002              2003       ACHIEVED
                                    OZ M              OZ M           OZ M
Protection                           5.0               4.4            0.6
                         (Average price:   (Average price:
                              US$358/oz)        US$362/oz)

Commitments                          6.5               5.8            0.7
                         (Average price:   (Average price:
                              US$346/oz)        US$360/oz)

Lease rates                          2.8               1.7            1.1

Mark-to-market                 US$150.0m         US$532.1m
                                Negative          Negative

Spot price                     US$345/oz         US$417/oz

Details of the Ashanti and Geita hedge portfolios are set out below.

CASH OPERATING COSTS

In the first quarter of 2003, Ashanti announced that its annual cash operating costs would increase by approximately 10% in 2003 as compared to the US$199 per ounce recorded in 2002.

Cash operating costs for 2003 were 11.5% higher at US$222 per ounce due to rising fuel prices, increases in power costs and wages, rising costs of reagents and the appreciation in currencies of countries from which we source our major imports.

EXPLORATION AND CORPORATE ADMINISTRATION

Exploration expenditure written off during the year was US$4.5 million (2002:
US$3.8 million). Corporate administration expenditure for the year was higher at US$22.0 million as compared to US$16.5 million in 2002.

DEPRECIATION

Total depreciation and amortisation charges before exceptional items were US$79.8 million, lower than the US$88.4 million recorded in 2002 primarily due to the increase in reserves at the end of 2002.

TOTAL COSTS

Total costs before exceptional items, but including depreciation and amortisation, amounted to US$487.9 million (2002: US$457.7 million). Total costs per ounce increased by US$22 per ounce, from US$282 per ounce in 2002 to US$304per ounce in 2003 mainly due to the increase in cash operating costs referred to above.

EXCEPTIONAL ITEMS

Exceptional items, which have been identified separately in the profit and loss account, comprised the following:

Exceptional gains:

- Ashanti sold its interest in the Mampon property near Obuasi to Bogoso Gold Limited and Golden Star Resources Limited for a cash consideration of US$9.5million and realised a further US$0.5 million from the debenture held in Birim Goldfields. These resulted in a gain before taxes of US$8.3 million.

- The investment held in the joint venture in respect of the Youga property in Burkina Faso was sold for US$3.3million resulting in a gain of US$2.7 million

- Ashanti received insurance proceeds of US$3.0million for the Company's damaged aircraft, which has since been scrapped. This resulted in an exceptional gain of US$2.0 million.

- The Company re-negotiated the terms of the Kimin loans. In consideration for Ashanti extending the terms of the guarantee currently in place in favour of the lender, it secured a reduction in the amounts owed from US$7.7 million to US$5.0 million. This reduction of US$2.7 million has been recognised as an exceptional gain within interest payable.

Exceptional charges:

- During the fourth quarter, 358 workers at the Obuasi mine were made redundant at a cost of US$5.4 million.

- Having reviewed the challenging environment in which the Freda-Rebecca mine operates, Ashanti has recognised an impairment charge of US$15.1 million.

FINANCING COSTS

Total interest charges before exceptional items fell by 25% from US$22.6 million in 2002 to US$16.9 million due to reduced debt levels principally following the refinancing which was implemented in 2002 and lower borrowing costs.

TAXATION

Taxation charge for the year before exceptional items was US$4.1 million. This comprised of a tax credit for the Group of US$0.5 million and a tax charge of US$4.6 million in respect of the Geita joint venture. An exceptional taxation charge of US$0.8 million was recognised on the sale of the Mampon property.

DIVIDENDS

The Group continues to strengthen its financial position. However both the Group and the Company had significant negative profit and loss account reserves at 31 December 2003.

The Ghana Companies Code, 1963, prohibits the payment of dividends where there are no positive balances in distributable reserves. In the light of the above, no dividend is proposed for 2003.

CASHFLOW

Net cash inflow from operations was US$86.3 million (2002: US$95.2 million).

In December 2003, Geita made a US$30.0 million distribution to the joint venture partners after making an accelerated debt repayment of US$15.0 million to its project finance banks. With the agreement of AngloGold, this US$30.0 million distribution was paid in full to Ashanti. AngloGold also agreed to provide an additional US$14.1 million to Ashanti, by purchasing at face value the residual inter-company loans, provided by the Ashanti Group in respect of the Geita joint venture. In consideration for the above, Ashanti will not participate in future distributions of Geita, until such time as the equivalent amounts owed to AngloGold have been repaid in full.

Other principal items in the cashflow statement include net interest paid of US$8.3 million (2002: US$18.8 million), capital expenditure of US$83.0 million (2002: US$64.5 million), proceeds from the sale of the Mampon and Youga properties of US$13.3 million, proceeds from the exercise of warrants of US$10.8 million (2002: US$41.8 million) and repayment of borrowings of US$19.4million (2002: US$61.0million)

As at 31 December 2003, stated capital stood at 131.0 million shares and 2.3 million warrants remained outstanding.

CAPITAL EXPENDITURE

Ashanti's capital investment in its operations increased from US$64.5 million in 2002 to US$83.0 million in 2003. The principal expenditure in 2003 included:

- US$37.6 million in respect of the underground development and plant at the Obuasi mine

- US$12.5 million on the Iduapriem/Teberebie mine, primarily in respect of the completion of CIL plant expansion

- US$24.6 million on the existing heap leach operations and the new CIP project at the Siguiri mine

- US$6.4 million on the Bibiani mine, primarily in respect of the underground development.

BORROWINGS

During the year, the Group reduced its gross debt level by US$14.6 million, from US$256.9 million to US$242.3 million. This reduction is after consolidating interest accrued of US$7.2 million into the Iduapriem/Teberebie project finance loans.

The Group's gross debt analysis as at 31 December 2003, was as follows:

                                                                       US$
                                                                   MILLION
US$200 million Revolving Credit Facility ("RCF")                     139.0
Iduapriem/Teberebie project finance loans                             24.3
Other loans and overdrafts                                             7.5
Less: deferred loan fees                                             (3.5)
                                                                     167.3

Mandatorily Exchangeable Notes ("MENs")                               75.0
Ashanti Group's gross debt as at
31 December 2003                                                     242.3

The above schedule excludes Ashanti's 50% share of the Geita project finance loan which fell from US$102.8 million (Ashanti's share US$51.4 million) as at 31 December 2002 to US$66.2 million (Ashanti's share US$33.1 million) following Geita's strong performance during the second half of the year.

The Group's net debt level as at 31 December 2003 was also lower at US$169.5 million (2002: US$215.6 million) following the distribution of US$30.0 million received from Geita and the Group's debt repayments.

As at 31 December 2003, Ashanti had headroom of US$21.0 million under its US$200 million Revolving Credit Facility.

LIQUIDITY AND GOING CONCERN

In June 2002, Ashanti issued US$75 million of Mandatorily Exchangeable Notes ("MENs"). The MENs will mandatorily exchange into ordinary shares of Ashanti when Ashanti effects a rights issue. Ashanti agreed with its banks and the holders of the MENs to complete the rights issue prior to 28 December 2003. It was intended that as a part of the rights issue that Ashanti would raise additional funds to fund completion of the Siguiri CIP project.

During the course of 2003, Ashanti entered into merger discussions with AngloGold and subsequently entered into a transaction agreement to effect a merger ("the Merger") of Ashanti and AngloGold. As a consequence of entering into the transaction agreement, Ashanti had to delay completing the rights issue. Since the MENs will become repayable on the Merger being completed, Ashanti has secured agreement of its banks and the holders of the MENs to delay the timeframe for completion of the rights issue until 28 December 2004.

Given the delay in the rights issue, the postponement/cancellation of the Siguiri CIP project was considered. However, following discussions with AngloGold, Ashanti decided to continue with the Siguiri CIP project, notwithstanding the substantial increase in the anticipated capital cost of this project. The increased capital expenditure required for this project, together with the reduced cash inflows received by the Ashanti Group due to poorer operating performance in 2003 as compared to 2002, has led to Ashanti seeking alternative sources of financing to fund its cash requirements until the consummation of the Merger.

With the agreement of AngloGold, a US$30.0 million distribution paid by the Geita mine on 31 December 2003 has been paid in full to Ashanti. AngloGold has also agreed to provide an additional US$14.1 million to Ashanti by purchasing at face value the residual intercompany loan provided by the Ashanti Group in respect of the Geita joint venture. In addition, AngloGold has agreed to provide an unsecured loan facility of up to US$20.0 million to Ashanti. These arrangements are not conditional on the Merger completing.

The Ashanti Board considers that these arrangements, together with the undrawn amounts under its revolving credit facility, are sufficient to enable it to meet its cash requirements in the period prior to the Merger becoming effective, currently anticipated to be around April 2004. If the Merger is not completed, or if there is a substantial delay in completing the Merger, Ashanti will need to proceed with its rights issue or review alternative forms of financing. If the Merger is not completed and alternative forms of financing cannot be implemented, then there will be uncertainty as to whether the Ashanti Group will be able to continue as a going concern.

Having taken into account the progress which AngloGold and Ashanti have achieved in relation to the Merger, the financial support being provided by AngloGold and other relevant factors, the Directors of Ashanti have formed the judgement that, at the time of approving these financial statements, it is appropriate to use the going concern basis in preparing these financial statements.

GROUP PROFIT AND LOSS ACCOUNT
For the year ended 31 December

Unaudited

                                                                                             2003
                                                                                            GROUP
                                                            BEFORE                          AFTER       INTEREST
                                                       EXCEPTIONAL   EXCEPTIONAL      EXCEPTIONAL       IN JOINT
                                                             ITEMS         ITEMS            ITEMS        VENTURE          TOTAL
                                             Note             US$M          US$M             US$M           US$M           US$M
TURNOVER                                        2            456.9             -            456.9          108.0          564.9

Cash operating costs                            3          (300.0)             -          (300.0)         (56.3)        (356.3)
Other costs                                                 (30.3)         (5.4)           (35.7)          (3.9)         (39.6)
Royalties                                                   (14.0)             -           (14.0)          (3.6)         (17.6)
Depreciation and amortisation                               (66.9)        (15.1)           (82.0)         (12.9)         (94.9)
Refinancing and restructuring costs                              -             -                -              -              -

TOTAL COSTS                                     4          (411.2)        (20.5)          (431.7)         (76.7)        (508.4)

Other income                                                     -             -                -              -              -
OPERATING PROFIT                                3             45.7        (20.5)             25.2           31.3           56.5

Share of operating profit of
joint venture                                                 31.3             -             31.3

TOTAL OPERATING PROFIT                          3             77.0        (20.5)             56.5
PROFIT ON SALE OF INVESTMENTS                                    -           8.3              8.3
PROFIT ON SALE OF FIXED ASSETS                                   -           4.7              4.7

PROFIT BEFORE INTEREST AND TAXATION                           77.0         (7.5)             69.5
Net interest payable: group                                 (12.4)           2.7            (9.7)
Taxation joint venture                                       (4.5)             -            (4.5)

PROFIT BEFORE TAXATION                          5             60.1         (4.8)             55.3
Tax: group                                                     0.5         (0.8)            (0.3)
joint venture                                                (4.6)             -            (4.6)

PROFIT AFTER TAXATION                                         56.0         (5.6)             50.4
MINORITY INTEREST                                            (1.2)             -            (1.2)

PROFIT ATTRIBUTABLE TO SHAREHOLDERS                           54.8         (5.6)             49.2
DIVIDENDS                                                        -             -                -

RETAINED PROFIT FOR THE YEAR                                  54.8         (5.6)             49.2

EARNINGS PER SHARE (US$)                        7             0.43         (0.5)             0.38

                                                                                      2002
                                                                                  Interest
                                                                                  in joint
                                                                        Group      venture        Total
                                                           Note          US$m         US$m         US$m
TURNOVER                                                      2         467.5         84.7        552.2

Cash operating costs                                          3       (275.9)       (47.2)      (323.1)
Other costs                                                            (26.8)        (4.8)       (31.6)
Royalties                                                              (11.9)        (2.7)       (14.6)
Depreciation and amortisation                                          (75.1)       (13.3)       (88.4)
Refinancing and restructuring costs                                    (23.5)        (8.8)       (32.3)

TOTAL COSTS                                                   4       (413.2)       (76.8)      (490.0)

Other income                                                             12.1            -         12.1
OPERATING PROFIT                                              3          66.4          7.9         74.3

Share of operating profit of
joint venture                                                             7.9

TOTAL OPERATING PROFIT                                        3          74.3
PROFIT ON SALE OF INVESTMENTS                                               -
PROFIT ON SALE OF FIXED ASSETS                                              -

PROFIT BEFORE INTEREST AND TAXATION                                      74.3
Net interest payable: group                                            (17.5)
Taxation joint venture                                                  (5.1)

PROFIT BEFORE TAXATION                                        5          51.7
Tax: group                                                              (3.0)
joint venture                                                             6.7

PROFIT AFTER TAXATION                                                    55.4
MINORITY INTEREST                                                         0.8

PROFIT ATTRIBUTABLE TO SHAREHOLDERS                                      56.2
DIVIDENDS                                                                   -

RETAINED PROFIT FOR THE YEAR                                             56.2

EARNINGS PER SHARE (US$)                                      7          0.47

GROUP BALANCE SHEET
As at 31 December

Unaudited

                                                                                       2003
                                                                                   INTEREST
                                                                                   IN JOINT
                                                                           GROUP    VENTURE     TOTAL
                                                                            US$M       US$M      US$M
FIXED ASSETS
Intangible assets                                                           15.4       50.9      66.3
Tangible assets                                                            603.4      110.4     713.8
Investments
Investments - Geita joint venture                                          113.4    (113.4)         -
Investments - Loans to joint venture and other investments
                                                                             1.1          -       1.1

                                                                           733.3                781.2

CURRENT ASSETS
Stocks                                                                      68.4       13.6      82.0
Debtors due within one year                                                 39.2       14.7      53.9
Debtors due after more than one year                                           -          -         -
Cash                                                                        72.8        3.6      76.4

                                                                           180.4       31.9     212.3

CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
Creditors                                                                (131.3)     (17.5)   (148.8)
Borrowings                                                                (24.9)     (10.8)    (35.7)

                                                                         (156.2)     (28.3)   (184.5)

NET CURRENT ASSETS                                                          24.2        3.6      27.8

TOTAL ASSETS LESS CURRENT LIABILITIES                                      757.5                809.0

CREDITORS: AMOUNTS FALLING DUE OVER ONE YEAR
Creditors                                                                  (3.6)     (24.9)    (28.5)
Borrowings                                                               (217.4)     (22.3)   (239.7)

PROVISIONS FOR LIABILITIES AND CHARGES                                    (27.8)      (4.3)    (32.1)

                                                                           508.7                508.7
CAPITAL AND RESERVES
Stated capital                                                             599.0
Reserves                                                                  (92.7)

EQUITY SHAREHOLDERS' FUNDS                                                 506.3
Equity minority interests                                                    2.4

                                                                           508.7

                                                                                   2002
                                                                               Interest
                                                                               in joint
                                                                      Group     venture        Total
                                                                       US$m        US$m         US$m
FIXED ASSETS
Intangible assets                                                      17.3        54.8         72.1
Tangible assets                                                       602.7       103.5        706.2
Investments
Investments - Geita joint venture                                      91.2      (91.2)            -
Investments - Loans to joint venture and other
investments                                                            32.6           -         32.6

                                                                      743.8                    810.9

CURRENT ASSETS
Stocks                                                                 76.6        11.2         87.8
Debtors due within one year                                            14.0        21.2         35.2
Debtors due after more than one year                                    8.8           -          8.8
Cash                                                                   41.3        14.4         55.7

                                                                      140.7        46.8        187.5

CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
Creditors                                                           (131.1)      (19.7)      (150.8)
Borrowings                                                            (2.7)      (10.8)       (13.5)

                                                                    (133.8)      (30.5)      (164.3)

NET CURRENT ASSETS                                                      6.9        16.3         23.2

TOTAL ASSETS LESS CURRENT LIABILITIES                                 750.7                    834.1

CREDITORS: AMOUNTS FALLING DUE OVER ONE YEAR
Creditors                                                            (24.0)      (39.9)       (63.9)
Borrowings                                                          (254.2)      (40.6)      (294.8)

PROVISIONS FOR LIABILITIES AND CHARGES                               (25.0)       (2.9)       (27.9)

                                                                      447.5                    447.5
CAPITAL AND RESERVES
Stated capital                                                        588.2
Reserves                                                            (141.9)

EQUITY SHAREHOLDERS' FUNDS                                            446.3
Equity minority interests                                               1.2

                                                                      447.5

GROUP CASH FLOW STATEMENT
For the year ended 31 December

Unaudited

                                                                                 2003         2002
                                                                                 US$M         US$m
CASH INFLOW FROM OPERATING ACTIVITIES                                            86.3         95.2

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received                                                                 0.8          0.8
Interest paid                                                                   (9.1)       (19.6)

NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND
SERVICING OF FINANCE                                                            (8.3)       (18.8)

TAXATION
Tax paid                                                                        (1.2)        (2.0)

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of tangible fixed assets                                              (83.0)       (64.5)
Proceeds from sale of fixed assets                                                3.0            -
Proceeds from sale of investment                                                 13.3            -
Loans repaid by joint venture                                                    30.0            -

NET CASH OUTFLOW FROM CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT             (36.7)       (64.5)

CASH INFLOW BEFORE USE OF LIQUID RESOURCES AND FINANCING                         40.1          9.9
MANAGEMENT OF LIQUID RESOURCES                                                    3.1          6.0

CASH INFLOW BEFORE FINANCING                                                     43.2         15.9
FINANCING
Issue of ordinary shares                                                         10.8         41.8
Decrease in debt                                                               (19.4)       (61.0)

NET CASH OUTFLOW FROM FINANCING                                                 (8.6)       (19.2)

INCREASE/(DECREASE) IN CASH                                                      34.6        (3.3)


RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT
Increase/(decrease) in cash                                                      34.6        (3.3)
Decrease in liquid resources                                                    (3.1)        (6.0)

                                                                                 31.5        (9.3)
Cash outflow from decrease in debt                                               19.4         61.0
Other                                                                           (4.8)          3.4

MOVEMENT IN NET DEBT                                                             46.1         55.1
Net debt at 1 January                                                         (215.6)      (270.7)

NET DEBT AT 31 DECEMBER                                                       (169.5)      (215.6)

GROUP PROFIT AND LOSS ACCOUNT

For the 3 months to 31 December

Unaudited

                                                                                 2003
                                                                                GROUP
                                                               BEFORE                          AFTER      INTEREST
                                                          EXCEPTIONAL     EXCEPTIONAL    EXCEPTIONAL      IN JOINT
                                                                ITEMS           ITEMS          ITEMS       VENTURE          TOTAL
                                               Note              US$M            US$M           US$M          US$M           US$M
TURNOVER                                          6             117.9               -          117.9          39.7          157.6

Cash operating costs                              6            (83.9)               -         (83.9)        (14.8)         (98.7)
Other costs                                                     (6.8)           (5.4)         (12.2)         (1.2)         (13.4)
Royalties                                                       (3.5)               -          (3.5)         (1.3)          (4.8)
Depreciation and amortisation                                  (15.1)          (15.1)         (30.2)         (4.2)         (34.4)
TOTAL COSTS                                                   (109.3)          (20.5)        (129.8)        (21.5)        (151.3)

Other income                                                        -               -              -             -              -

OPERATING PROFIT                                                  8.6          (20.5)         (11.9)          18.2            6.3

Share of operating profit of joint venture                       18.2               -           18.2

TOTAL OPERATING PROFIT                            6              26.8          (20.5)            6.3
PROFIT ON SALE OF INVESTMENT                                        -             0.5            0.5
PROFIT ON SALE OF FIXED ASSETS                                      -             2.7            2.7

PROFIT BEFORE INTEREST AND TAXATION                              26.8          (17.3)            9.5

NET INTEREST PAYABLE: group                                     (2.4)               -          (2.4)
NET INTEREST PAYABLE: joint venture                             (1.2)               -          (1.2)

PROFIT BEFORE TAXATION                                           23.2          (17.3)            5.9
Tax: group                                                        0.7               -            0.7
Tax: joint venture                                              (3.4)               -          (3.4)

PROFIT AFTER TAXATION                                            20.5          (17.3)            3.2
Minority interests                                              (0.5)               -          (0.5)

PROFIT ATTRIBUTABLE TO SHAREHOLDERS                              20.0          (17.3)            2.7
DIVIDENDS                                                           -               -              -

RETAINED PROFIT FOR THE PERIOD                                   20.0          (17.3)            2.7

EARNINGS PER SHARE (US$)                                         0.16          (0.14)           0.02

                                                                                      2002

                                                                                  Interest
                                                                                  in joint
                                                                         Group     venture       Total
                                                              Note        US$m        US$m        US$m
TURNOVER                                                         6       123.8        17.7       141.5

Cash operating costs                                             6       (74.3)      (12.4)      (86.7)
Other costs                                                               (4.4)       (2.4)       (6.8)
Royalties                                                                 (3.2)       (0.6)       (3.8)
Depreciation and amortisation                                            (21.0)       (3.4)      (24.4)
TOTAL COSTS                                                             (102.9)      (18.8)     (121.7)

Other income                                                               1.1          --         1.1

OPERATING PROFIT                                                 6        22.9        (1.1)       20.9

Share of operating profit of joint venture                                (1.1)

TOTAL OPERATING PROFIT                                                    20.9
PROFIT ON SALE OF INVESTMENT                                                --
PROFIT ON SALE OF FIXED ASSETS                                              --

PROFIT BEFORE INTEREST AND TAXATION                                       20.9
NET INTEREST PAYABLE: group                                               (3.4)
NET INTEREST PAYABLE: joint venture                                       (1.5)

PROFIT BEFORE TAXATION                                                    16.0
Tax: group                                                                (3.0)
Tax: joint venture                                                         6.7

PROFIT AFTER TAXATION                                                     19.7
Minority interests                                                         1.2

PROFIT ATTRIBUTABLE TO SHAREHOLDERS                                       20.9
DIVIDENDS                                                                   --

RETAINED PROFIT FOR THE PERIOD                                            20.9

EARNINGS PER SHARE (US$)                                                  0.18

GROUP CASH FLOW STATEMENT
For the 3 months to 31 December

Unaudited

                                                                                               2003            2002
                                                                                               US$M            US$m
CASH INFLOW FROM OPERATING ACTIVITIES                                                          25.1            37.0

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received                                                                               0.2             0.3
Interest paid                                                                                  (1.5)           (1.6)

NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND
SERVICING OF FINANCE                                                                           (1.3)           (1.3)

TAXATION
Tax paid                                                                                       (0.1)           (0.3)

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of tangible fixed assets                                                             (26.3)          (18.4)
Proceeds from sale of investments                                                               3.8              --
Loans repaid by joint venture                                                                  30.0              --

NET CASH INFLOW/(OUTFLOW) FROM CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT                     7.5           (18.4)

CASH INFLOW BEFORE USE OF LIQUID RESOURCES AND FINANCING                                       31.2            17.0
MANAGEMENT OF LIQUID RESOURCES                                                                 (3.5)           (7.4)

CASH INFLOW BEFORE FINANCING                                                                   27.7             9.6

FINANCING
Decrease in debt                                                                               (3.8)           (9.0)

NET CASH OUTFLOW FROM FINANCING                                                                (3.8)           (9.0)

INCREASE IN CASH                                                                               23.9             0.6


RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT
Increase in cash                                                                               23.9             0.6
Increase in liquid resources                                                                    3.5             7.4

                                                                                               27.4             8.0
Cash outflow from decrease in debt                                                              3.8             9.0
Other                                                                                          (6.8)           (0.3)

MOVEMENT IN NET DEBT                                                                           24.4            16.7
Net debt at 1 October                                                                        (193.9)         (232.3)

NET DEBT AT 31 DECEMBER                                                                      (169.5)         (215.6)

NOTES
Unaudited

1  BASIS OF PREPARATION

The unaudited results for the year ended 31 December 2003 have been prepared in accordance with the accounting policies used in preparing the financial statements and are consistent with those used by the Group in its financial statements for the year ended 31 December 2002.

GOING CONCERN

In June 2002, Ashanti issued US$75 million of Mandatorily Exchangeable Notes ("MENs"). The MENs will mandatorily exchange into ordinary shares of Ashanti when Ashanti effects a rights issue. Ashanti agreed with its banks and the holders of the MENs to complete the rights issue prior to 28 December 2003. It was intended that as a part of the rights issue that Ashanti would raise additional funds to fund completion of the Siguiri CIP project.

During the course of the 2003, Ashanti entered into merger discussions with AngloGold and subsequently entered into a transaction agreement to effect a merger ("the Merger") of Ashanti and AngloGold. As a consequence of entering into the transaction agreement, Ashanti had to delay completing the rights issue. Since the MENs will become repayable on the Merger being completed, Ashanti has secured agreement of its banks and the holders of the MENs to delay the timeframe for completion of the rights issue until 28 December 2004.

Given the delay in the rights issue, the postponement/cancellation of the Siguiri CIP project was considered. However following discussions with AngloGold, Ashanti decided to continue with the Siguiri CIP project, notwithstanding the substantial increase in the anticipated capital cost of this project. The increased capital expenditure required for this project, together with the reduced cash inflows received by the Ashanti Group due to poorer operating performance in 2003 compared to 2002, has led to Ashanti seeking alternative sources of financing to fund its cash requirements until the consummation of the Merger.

With the agreement of AngloGold, a US$30million distribution paid by the Geita mine on 31December 2003 has been paid in full to Ashanti. AngloGold has also agreed to provide an additional US$14.1 million to Ashanti by purchasing at face value the residual inter-company loan provided by the Ashanti Group in respect of the Geita joint venture. In addition, AngloGold has agreed to provide an unsecured facility of up to US$20 million to Ashanti. These arrangements are not conditional on the Merger completing.

The Ashanti Board considers that these arrangements, together with the undrawn amounts under its revolving credit facility, are sufficient to enable it to meet its cash requirements in the period prior to the Merger becoming effective, currently anticipated to be around April 2004. If the Merger is not completed, or if there is a substantial delay in completing the Merger, Ashanti will need to proceed with its rights issue or review alternative forms of financing. If the Merger is not completed and alternative forms of financing cannot be implemented, then there will be uncertainty as to whether the Ashanti Group will be able to continue as a going concern.

Having taken into account the progress which AngloGold and Ashanti have achieved in relation to the Merger, the financial support being provided by AngloGold and other relevant factors, the Directors of Ashanti have formed the judgement that, at the time of approving these financial statements, it is appropriate to use the going concern basis in preparing these financial statements.

2      TURNOVER                                                               2003              2002
                                                                              US$M              US$m
       GROUP
       Bullion revenue                                                       464.8             416.3
       Cash (paid)/realised on maturing hedging contracts                    (20.8)             16.9
       Deferred hedging income                                                12.9              34.3
                                                                             456.9             467.5
       JOINT VENTURE
       Bullion revenue                                                       122.0              90.1
       Cash paid on maturing hedging contracts                               (14.0)             (5.4)
                                                                             564.9             552.2

3        OPERATING PROFIT ANALYSIS BY BUSINESS AREA BEFORE EXCEPTIONAL ITEMS

12 months to 31 December 2003

                                      OBUASI       IDUAPRIEM         BIBIANI         SIGUIRI
Production ozs                       513,163         243,533         212,716         252,795

US$ million
Revenue - spot                         187.1            89.8            77.6            91.7
- hedging                                 --              --              --              --
                                       187.1            89.8            77.6            91.7
Operating costs                       (111.2)          (58.5)          (46.0)          (70.6)
Other costs                               --            (1.2)           (0.3)           (2.3)
Royalties                               (6.0)           (2.7)           (2.3)           (3.0)

EBITDA*                                 69.9            27.4            29.0            15.8
Depreciation and amortisation          (30.8)           (6.0)          (11.2)          (12.6)

OPERATING PROFIT/(LOSS)
2003                                    39.1            21.4            17.8             3.2
2002                                    22.9             4.6            18.2            (3.4)

12 months to 31 December 2003

                                      FREDA-         HEDGING         EXPLOR-           CORP.
                                     REBECCA          INCOME           ATION          ADMIN.
Production ozs                        51,091              --              --              --

US$ million

Revenue - spot                          18.6              --              --              --
- hedging                                 --            (7.9)             --              --
                                        18.6            (7.9)             --              --
Operating costs                        (13.7)             --              --              --
Other costs                               --              --            (4.5)          (22.0)
Royalties                                 --              --              --              --

EBITDA*                                  4.9            (7.9)           (4.5)          (22.0)
Depreciation and amortisation           (5.6)             --              --            (0.7)

OPERATING PROFIT/(LOSS)
2003                                    (0.7)           (7.9)           (4.5)          (22.7)
2002                                     6.0            51.2            (3.9)          (14.5)

12 months to 31 December 2003

                                                           GEITA
                                         GROUP              (50%)            TOTAL
Production ozs                       1,273,298           330,523         1,603,821

US$ million
Revenue - spot                           464.8             122.0             586.8
- hedging                                 (7.9)            (14.0)            (21.9)
                                         456.9             108.0             564.9
Operating costs                         (300.0)            (56.3)           (356.3)
Other costs                              (30.3)             (3.9)            (34.2)
Royalties                                (14.0)             (3.6)            (17.6)

EBITDA*                                  112.6              44.2             156.8
Depreciation and amortisation            (66.9)            (12.9)            (79.8)

OPERATING PROFIT/(LOSS)
2003                                      45.7              31.3              77.0
2002                                      81.1              16.7              97.8

*EBITDA - Earnings before interest, tax, depreciation and amortisation.

12 months to 31 December 2002

                                      OBUASI       IDUAPRIEM         BIBIANI         SIGUIRI
Production ozs                       537,219         185,199         242,432         269,292

US$ million
Revenue - spot                         167.8            57.8            76.1            83.9
- hedging                                 --              --              --              --

                                       167.8            57.8            76.1            83.9

Cash operating costs                  (106.4)          (43.0)          (43.6)          (61.9)
Other costs                             (0.5)           (0.9)           (0.3)           (4.8)
Royalties                               (5.0)           (1.7)           (2.3)           (2.9)
Other income                              --              --              --              --

EBITDA*                                 55.9            12.2            29.9            14.3
Depreciation and amortisation          (33.0)           (7.6)          (11.7)          (17.7)

OPERATING PROFIT/(LOSS)
2002                                    22.9             4.6            18.2            (3.4)
2001                                     0.3             4.4             7.5            (6.8)

*EBITDA - Earnings before interest, tax, depreciation and amortisation.

12 months to 31 December 2002

                                      FREDA-         HEDGING         EXPLOR-           CORP.
                                     REBECCA          INCOME           ATION          ADMIN.
Production ozs                        98,255              --              --              --

US$ million

Revenue - spot                          30.7              --              --              --
- hedging                                 --            51.2              --              --

                                        30.7            51.2              --              --

Cash operating costs                   (21.0)             --              --              --
Other costs                               --              --            (3.8)          (16.5)
Royalties                                 --              --              --              --
Other income                              --              --              --             3.3

EBITDA*                                  9.7            51.2            (3.8)          (13.2)
Depreciation and amortisation           (3.7)             --            (0.1)           (1.3)

OPERATING PROFIT/(LOSS)
2002                                     6.0            51.2            (3.9)          (14.5)
2001                                     7.3            96.0            (8.4)          (22.4)

*EBITDA - Earnings before interest, tax, depreciation and amortisation.

12 months to 31 December 2002

                                                           GEITA
                                         GROUP              (50%)            TOTAL
Production ozs                       1,332,397           289,522         1,621,919

US$ million
Revenue - spot                           416.3              90.1             506.4
- hedging                                 51.2              (5.4)             45.8

                                         467.5              84.7             552.2

Cash operating costs                    (275.9)            (47.2)           (323.1)
Other costs                              (26.8)             (4.8)            (31.6)
Royalties                                (11.9)             (2.7)            (14.6)
Other income                               3.3                --               3.3

EBITDA*                                  156.2              30.0             186.2
Depreciation and amortisation            (75.1)            (13.3)            (88.4)

OPERATING PROFIT/(LOSS)
2002                                      81.1              16.7              97.8
2001                                      76.6              20.2              96.8


4        RECONCILIATION OF TOTAL COSTS                                      2003            2002
                                                                            US$M            US$m
         CASH OPERATING COSTS
         Obuasi                                                            111.2           106.4
         Iduapriem                                                          58.5            43.0
         Bibiani                                                            46.0            43.6
         Siguiri                                                            70.6            61.9
         Freda-Rebecca                                                      13.7            21.0
         Geita (50%)                                                        56.3            47.2
         TOTAL CASH OPERATING COSTS                                        356.3           323.1
         Corporate administration costs                                     22.0            16.5
         Exploration costs                                                   4.5             3.8
         Other costs                                                         7.7            11.3
         Royalties                                                          17.6            14.6
         Depreciation and amortisation                                      79.8            88.4
         Exceptional costs                                                  20.5            32.3
         TOTAL COSTS                                                       508.4           490.0


5        EXCEPTIONAL ITEMS BEFORE TAXATION                                    2003              2002
                                                                              US$M              US$m
         Profit on sale of investments (note a.)                               8.3                --
         Profit on sale of fixed assets (note b.)                              4.7                --
         Interest payable (note c.)                                            2.7                --
         Other costs (note d.)                                                (5.4)               --
         Depreciation and amortisation (note e.)                             (15.1)               --
         Refinancing and restructuring costs (note f.)                          --             (23.5)
         Share of operating loss of joint venture (note g.)                     --              (8.8)
         Other income (note g.)                                                 --               8.8
                                                                              (4.8)            (23.5)

a. Ashanti sold its interest in the Mampon property near Obuasi to Bogoso Gold Limited and Golden Star Resources Limited for a cash consideration of US$9.5 million and realised a further US$0.5 million from the debenture held in Birim Goldfields. These resulted in a gain before taxes of US$8.3 million.

b. The investment held in the joint venture in respect of the Youga property in Burkina Faso was sold for US$3.3 million resulting in a gain of US$2.7 million. Ashanti received insurance proceeds of US$3.0 million for the Company's damaged aircraft, which has since been scrapped. This resulted in a gain of US$2.0 million.

c. The Company re-negotiated the terms of the Kimin loans. In consideration for Ashanti extending the terms of the guarantee currently in place in favour of the lender, it secured a reduction in the amounts owed from US$7.7 million to US$5.0 million. This reduction of US$2.7 million has been recognised as an exceptional gain within interest payable.

d. During the fourth quarter, 358 workers at the Obuasi mine were made redundant at a cost of US$5.4 million.

e. Having reviewed the challenging environment in which the Freda-Rebecca mine operates, Ashanti has recognised an impairment charge of US$15.1 million.

f.    Costs incurred in refinancing the Group's debt during 2002.

g. As provided for in the sale and purchase agreement entered into in 2000 in respect of the Geita mine, AngloGold transferred the neighbouring Ridge 8 property to Geita during 2002. The consideration of US$17.6 million will be left outstanding until the project finance loans are fully repaid by Geita. AngloGold has transferred to Ashanti for no consideration, its 50% share of the receivable which resulted in an exceptional gain of US$8.8million. In line with Ashanti's accounting policy on exploration costs, the cost of this property was expensed.

6 OPERATING PROFIT ANALYSIS BY BUSINESS AREA BEFORE EXCEPTIONAL ITEMS 3 months to 31 December 2003

                                               OBUASI       IDUAPRIEM         BIBIANI         SIGUIRI
         Production ozs                       118,234          71,183          53,059          58,217

         Revenue - spot                          46.8            28.4            20.9            22.6
         - hedging                                 --              --              --              --

                                                 46.8            28.4            20.9            22.6
         Cash operating costs                   (30.4)          (17.6)          (11.7)          (20.4)
         Other costs                               --            (0.3)           (0.1)           (0.3)
         Royalties                               (1.3)           (0.9)           (0.6)           (0.7)

         EBITDA                                  15.1             9.6             8.5             1.2
         Depreciation and amortisation           (6.9)           (1.1)           (3.8)           (2.2)

         OPERATING PROFIT
         2003                                     8.2             8.5             4.7            (1.0)
         2002                                    12.5            (4.4)            7.4            (4.9)

                                               FREDA-         HEDGING         EXPLOR-           CORP.
                                              REBECCA          INCOME           ATION          ADMIN.
         Production ozs                        11,133              --              --              --

         Revenue - spot                           4.4              --              --              --
         - hedging                                 --            (5.2)             --              --

                                                  4.4            (5.2)             --              --
         Cash operating costs                    (3.8)             --              --              --
         Other costs                               --              --            (2.1)           (4.0)
         Royalties                                 --              --              --              --

         EBITDA                                   0.6            (5.2)           (2.1)           (4.0)
         Depreciation and amortisation           (1.1)             --              --              --

         OPERATING PROFIT
         2003                                    (0.5)           (5.2)           (2.1)           (4.0)
         2002                                     0.3            12.6            (0.5)           (1.0)

                                                GROUP           GEITA           TOTAL
         Production ozs                       311,826         116,857         428,683

         Revenue - spot                         123.1            45.8           168.9
         - hedging                               (5.2)           (6.1)          (11.3)

                                                117.9            39.7           157.6
         Cash operating costs                   (83.9)          (14.8)          (98.7)
         Other costs                             (6.8)           (1.2)           (8.0)
         Royalties                               (3.5)           (1.3)           (4.8)

         EBITDA                                  23.7            22.4            46.1
         Depreciation and amortisation          (15.1)           (4.2)          (19.3)

         OPERATING PROFIT
         2003                                     8.6            18.2            26.8
         2002                                    22.0            (1.1)           20.9

7     EARNINGS PER SHARE

The calculation of earnings per share is based on earnings after tax and minority interests and the weighted average number of shares outstanding during the year of 128.5 million (2002: 119.1 million). Earnings per share has been shown before and after exceptional items in order to show the impact of the exceptional items on the underlying results of the business.

8     HEDGING

The following table sets out Ashanti's hedge portfolio as at 31 December 2003.

                                       2004             2005              2006                2007
Forward Sales (ounces)              655,764          677,246           566,250             507,450
               (US$/ounce)              357              352               358                 360
CALLS:
Sold              (ounces)          496,180          470,478           182,006             173,826
               (US$/ounce)              341              350               368                 357
Bought            (ounces)          101,880          134,000            49,432              64,396
               (US$/ounce)              359              352               370                 361
Subtotal (ounces)                   394,300          336,478           132,574             109,430
SUMMARY:
PROTECTED         (ounces)          655,764          677,246           566,250             507,450
COMMITTED         (ounces)        1,050,064        1,013,724           698,824             616,880
Lease Rate Swap (ounces)            546,000          468,000         1,245,000           1,267,000

Total committed ounces as a percentage of total forecast production (excluding Geita for the period of the project financing ie 2003 - 2007)

Deferred
Hedging Income (US$m)                    11               --                --                  --

                                       2008             2009              2010                2011
Forward Sales (ounces)              400,450          413,450           383,450             324,250
               (US$/ounce)              369              362               366                 373
CALLS:

Sold              (ounces)          218,410           70,970            28,250              28,250
               (US$/ounce)              365              368               350                 350
Bought            (ounces)               --               --                --                  --
               (US$/ounce)               --               --                --                  --
Subtotal (ounces)                   218,410           70,970            28,250              28,250
SUMMARY:
PROTECTED         (ounces)          400,450          413,450           383,450             324,250
COMMITTED         (ounces)          618,860          484,420           411,700             352,500
Lease Rate Swap (ounces)          1,084,000          826,000           568,000             310,000

Total committed ounces as a percentage of total forecast production (excluding Geita for the period of the project financing ie 2003 - 2007)

Deferred
Hedging Income (US$m)                    --               --                --                  --

                                                        2012              2013               TOTAL
Forward Sales (ounces)                               292,500           214,500           4,435,310
               (US$/ounce)                               378               369                 362
CALLS:

Sold              (ounces)                                --                --           1,668,370
               (US$/ounce)                                --                --                 353
Bought            (ounces)                                --                --             349,708
               (US$/ounce)                                --                --                 359
Subtotal (ounces)                                         --                --           1,318,662
SUMMARY:
PROTECTED         (ounces)                           292,500           214,500           4,435,310
COMMITTED         (ounces)                           292,500                             5,753,972
Lease Rate Swap (ounces)                             130,000
                                                                                                --

Total committed ounces as a percentage of total forecast production (excluding Geita for the period of the project financing ie 2003 - 2007)

Deferred
Hedging Income (US$m)                                     --                --                  11

DETAILS OF HEDGING CONTRACTS OUTSTANDING AT 31 DECEMBER 2003
FORWARD SALES:

A total of 4.44 million ounces have been sold forward at an average price of US$362 per ounce.

CALL OPTIONS:

Ashanti has sold 1.67 million ounces of call options at an average strike price of US$353 per ounce. As a partial offset, Ashanti has bought 0.35 million ounces of call options at an average strike price of US$359 per ounce.

GOLD LEASE RATE SWAPS:

As of 31 December 2003, a maximum of 1.27 million ounces of Ashanti's hedged production will be exposed to the floating 3 month lease rate at any one time.

The lease rate swaps can be broken down into the following types (under all of these contracts Ashanti receives a certain lease rate income, which can be regarded as compensation for the lease rate exposure that Ashanti takes on).


                                                                                                          FIXED RATE         VOLUME
DESCRIPTION                                                                                                      (%)        (OUNCES)
Ashanti pays a quarterly floating rate and receives a weighted average quarterly fixed rate of 1.80%            1.80      1,361,000

Ashanti pays a quarterly floating rate and receives a fixed amount of dollars at maturity
The quarterly amount is rolled until maturity of each forward contract. The fixed amount for each contract is calculated using the formula: Volume*YearsToMaturity*302*2.00%

The next rate set is in 2006                                                                                    2.00        320,000
TOTAL                                                                                                                     1,681,000

MARK-TO-MARKET VALUATIONS

On 31 December 2003, the portfolio had a negative mark-to-market value of US$532.14 million. This valuation was based on a spot price of US$417 per ounce and the then prevailing applicable US interest rates, gold forward rates, volatilities and guidelines provided by the Risk Management Committee of the Board. The delta at that time was 5.3 million ounces. This implies that a US$1 increase in the price of gold would have a US$5.3 million negative impact (approximate) on the mark-to-market valuation of the hedge book. Movements in US interest rates, gold lease rates, volatilities and time will also have a sizeable impact on the mark-to-market. All these variables can change significantly over short time periods and can consequently materially affect the mark-to-market valuation.

The approximate breakdown by type of the mark-to-market valuation at 31 December 2003, was as follows:

                                                                          US$M
Forward contracts                                                      (400.82)
European Call options (net sold)                                       (124.76)
Lease rate swaps                                                         (6.56)
                                                                       (532.14)

GEITA HEDGING

The table below shows Ashanti's portion of hedging commitments for Geita as at 31 December 2003. This represents half of Geita's hedge commitments.

                                               2004           2005          2006          2007         TOTAL
Forward Sales (ounces)                      195,299        174,828        94,576       120,938       585,641
(US$/ounce)                                     289            294           296           298           293
PUTS:
Bought (ounces)                              25,586         24,350        18,115        23,390        91,441
(US$/ounce)                                     291            291           291           292           291
SUMMARY:
PROTECTED (ounces)                          220,885        199,178       112,691       144,328       677,082
COMMITTED (ounces)                          195,299        174,828        94,576       120,938       585,641
Lease Rate Swap (ounces)                    116,774         76,301        41,420            --            --


MARK-TO-MARKET VALUATION

On 31 December 2003, the Geita portfolio had a negative mark-to-market value of US$154.9 million, (Ashanti's portion: negative US$77.45 million). This valuation was based on a spot price of US$417 per ounce and the then prevailing US interest rates, gold forward rates, volatilities and guidelines provided by the Risk Management Committee of the Board.

9     ACCOUNTS

The preliminary results are unaudited. The financial information for the twelve months to 31 December 2002 is derived from the statutory accounts for that year.

FORWARD LOOKING STATEMENTS

This report contains a number of statements relating to plans, forecasts and future results of Ashanti Goldfields Company Limited ("Ashanti") that are considered "forward looking statements" as defined in the Private Securities Litigation Reform Act 1995 of the United States of America including but not limited to those related to future working capital, future production levels, operating costs and plans for diversification. Ashanti may also make written or oral forward-looking statements in its presentations, periodic reports and filings with the various regulatory authorities, in its annual report to shareholders, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These forward looking statements include statements about our beliefs, hopes, projections and expectations, and may include statements regarding future plans, objectives or goals, anticipated production or construction commencement dates, construction completion dates, working capital, expected costs, production output, the anticipated productive life of mines, projected cashflows, debt levels, and mark-to-market values of and cashflows from the hedgebook.

Such statements are based on current plans, information, intentions, estimates and projections and certain external factors which may be beyond the control of Ashanti and, therefore, undue reliance should not be placed on them. These statements are subject to risks and uncertainties that could cause actual occurrences to differ materially from the forward looking statements, such as the risks that Ashanti may not be able to achieve the levels of production and operating costs it has projected. Additional risk factors affecting Ashanti are set out in Ashanti's filing with the US Securities and Exchange Commission.

Ashanti can give no assurances that such results, including the actual production or commencement dates, construction completion dates, costs or production output or anticipated life of the projects and mines, projected cashflows, debt levels, and marked-to-market values of and cashflows from the hedgebook, will not differ materially from the forward seeking statements contained in this report. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors collectively referred to as "Risk Factors", many of which are beyond the control of Ashanti, which may cause actual results to differ materially from those expressed in the statements contained in this report. These Risk Factors include leverage, gold price volatility, changes in interest rates, hedging operations, reserves estimates, exploration and development, mining, yearly output, power supply, Ghanaian political risks, environmental regulation, labour relations, general political risks, control by principal shareholders, Ghanaian statutory provisions, dividend flows and litigation. For example, future revenues from projects or mines described herein will be based in part upon the market price of gold, which may vary significantly from current levels. Such variations, if materially adverse, may impact the timing or feasibility of the developments of a particular project or the expansion of specified mines.

Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of mines include the ability to produce profitably and transport gold extracted therefrom to applicable markets, the impact of foreign currency exchange rates, the impact of any increase in the costs of inputs, and activities by governmental authorities where such projects or mines are being explored or developed, including increases in taxes, changes in environmental and other regulations and political uncertainty. Likewise the cashflows from and marked-to-market values of the hedgebook can be affected by, inter alia, gold price volatility, US interest rates, gold lease rates and active management of the hedgebook.

Forward looking statements speak only as of the date they are made, and except as required by law, or unless required to do so by the Listing Rules of the UK Listing Authority, Ashanti undertakes no obligation to update publicly any of them in light of new information or future events.

ENQUIRIES

ASHANTI GOLDFIELDS COMPANY LIMITED

GHANA CONTACT
JAMES ANAMAN
Managing Director, Public Affairs
Telephone:                       (+233-21) 778 178

ERNEST ABANKROH
Company Secretary
Telephone:                       (+44) 20 7256 9938

UK CONTACT
CORINNE GAISIE
Telephone:                       (+44) 20 7256 9938


NORTH AMERICAN CONTACT
ALLAN JORDAN
The Global Consulting Group
Telephone:                       (+1-646) 284 9452

Website: www.ashantigold.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 4, 2004           ASHANTI GOLDFIELDS COMPANY LIMITED



                                  By: /s/ Ernest Abankroh
                                      ---------------------
                                  Name:   Ernest Abankroh
                                  Title:  Company Secretary